Exhibit 99.B(m)(5)(i)

AMENDED SCHEDULE 1

with respect to the

SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS O SHARES

Series	Maximum Service Fees
(as a percentage of average daily net assets)

ING Balanced Fund	0.25%

ING Growth Fund	0.25%

ING Growth and Income Fund	0.25%

ING Index Plus LargeCap Fund	0.25%

ING Index Plus MidCap Fund	0.25%

ING Index Plus SmallCap Fund	0.25%

ING International Equity Fund	0.25%

ING Money Market Fund	0.25%

ING Small Company Fund	0.25%

ING Strategic Allocation Conservative Fund	0.25%

ING Strategic Allocation Growth Fund	0.25%

ING Strategic Allocation Moderate Fund	0.25%

ING U.S. Government Money Market Fund	0.25%